May 15, 2023

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Thomas Jones and Geoff Kruczek

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated April 24, 2023, regarding
Airspan Networks Holdings Inc.
Post-Effective Amendment No. 3 on Form S-1 to Form S-4
Filed March 30, 2023
File No. 333-256137

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the April 24, 2023 letter regarding the above-referenced Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-256137) (the “Form S-1”) of Airspan Networks Holdings Inc. (the “Company”, “we,” “our,” or “us”) filed on March 30, 2023 with the SEC. Simultaneously with the transmission of this letter, the Company is filing via EDGAR an additional post-effective amendment to the Form S-1 (the “POS AM”), responding to the Staff’s comments and including certain other revisions and updates to the Form S-1.

For your convenience, the Staff’s comment is included below and we have numbered our response accordingly.

Our response is as follows:

Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed March 30, 2023

General

Staff Comment No. 1.

We note that on March 8, 2023, you entered into a definitive purchase agreement to sell Mimosa to Radisys for approximately $60 million in cash. Tell us how you considered the guidance in Rules 8-05 and 11-01(a)(4) of Regulation S-X in concluding whether pro forma financial information reflecting the planned disposition should be included in this filing pursuant to Item 11(e) of Form S-1. Please provide us with any supporting calculations of a determination that the disposition is not significant pursuant to Rule 1-02(w) of Regulation S-X.

Company’s Response:

In response to the Staff’s comment, we considered Rules 8-05 and 11-01(a)(4) of Regulation S-X, as well as Item 11(e) of Form S-1. Accordingly, we have prepared pro forma financial information reflecting the planned disposition of Mimosa Networks, Inc., which we are including in the POS AM.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at +44 1895 467 120 or dbrant@airspan.com, or David Marx of Dorsey & Whitney LLP, our outside legal counsel at (801) 933-7363 or Marx.David@dorsey.com.

Sincerely, Airspan Networks Holdings Inc.

/s/ David Brant
David Brant

cc:	David Marx, Dorsey & Whitney LLP